Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

Building a Leading Oncology and Acute Care Focused Biopharmaceutical Company

Banc of America July 29, 2005

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.

Forward-Looking Statements

This presentation contains forward-looking statements that involve risks and uncertainties, including those described in the Company’s Securities and Exchange Commission filings.

MGI PHARMA

Building A Leading Biopharmaceutical Company

Revenue potential >$1B within 5 years Aloxi® injection

1H05 sales of $118 M

#1 share position in IV 5-HT3 CINV market

Product portfolio expansion

Pending acquisition of Guilford Pharmaceuticals

Aquavan® pivotal program to begin (procedural sedation) Gliadel® marketed for high grade malignant glioma

Progress made with late-stage product candidates

Dacogen™ regulatory review underway (MDS) Saforis™ NDA to be submitted (oral mucositis) ZYC101a pivotal program initiated (cervical dysplasia)

Financial strength $218.8 M cash & marketable debt at end of Q205

MGI PHARMA

Guilford Pharmaceuticals: Strategic Rationale

Complimentary Franchises in Oncology & Acute Care

Aquavan® Injection

Compliments Aloxi® for PONV

>$250 million U.S. revenue potential Pivotal program planning underway

Gliadel® Wafer

Fits current oncology focus 2004 sales totaled $27.7M Augments hospital presence

Enhances MGI PHARMA’s commercial capabilities

Established acute care relationships

Benefit to Aloxi hospital sales for CINV Support planned Dacogen launch

Provides additional early stage opportunities

MGI PHARMA

A Leading Biopharmaceutical Company

Marketed products

Clinical development pipeline

Dacogen™ injection (MDS, AML) Saforis™ oral suspension (oral mucositis) Aloxi® injection (PONV) & Aloxi® oral formulation Aquavan® injection (procedural sedation) ZYC101a (cervical dysplasia) Irofulven (HRPC) ZYC300 (solid tumors)

The Best in Class 5-HT3 Antagonist for CINV

Approved for both acute and delayed chemotherapy-induced nausea & vomiting (CINV) Favorable head-to-head trials vs. competitive agents 1H05 sales of $118 million

#1 share position in IV CINV market

Franchise expansion includes postoperative nausea & vomiting (PONV) and an oral formulation for CINV

Post Operative Nausea & Vomiting (PONV)

PONV is common with anesthesia and surgical procedures

Prevalent in gynecological, abdominal, and ear, nose and throat surgeries Incidence of PONV estimated at 25% to 30%

~ 30 million doses of 5-HT3 RAs used annually in U.S. for

PONV

Can delay hospital discharge, cause hospital admissions and increase healthcare costs

Phase 3 program underway

MGI PHARMA

A Leading Biopharmaceutical Company

Marketed products

Clinical development pipeline

Dacogen™ injection (MDS, AML)

Saforis™ oral suspension (oral mucositis) Aloxi® injection (PONV) & Aloxi® oral formulation

Aquavan® injection (procedural sedation)

ZYC101a (cervical dysplasia)

Irofulven (HRPC) ZYC300 (solid tumors)

Anti-Cancer Agent with Broad Clinical Activity

Myelodysplastic syndromes (MDS)

MAA accepted for review by EMEA

NDA accepted for review by FDA; Sept. 1 PDUFA date

Alternative dosing regimen studies ongoing Phase 2 acute myeloid leukemia (AML) trial in elderly patients underway and phase 3 AML trial expected to begin in 2005 Over 40 trials ongoing

Supportive Care Agent for Oral Mucositis

Proprietary oral formulation (Up-Tec™) of L-glutamine Pivotal phase 3 trial complete in breast cancer patients

Primary endpoint met (p=0.026): overall 22% risk reduction (WHO?2) vs. placebo Significant activity in prevention of WHO grade 3 mucositis

NDA filing targeted for end of Q305

Builds on MGI PHARMA’s existing supportive care expertise and relationships with thought leaders

ZYC101a

Immunotherapeutic for Cervical Dysplasia

Immune response therapeutic for treatment of cervical dysplasia, a precancerous condition Phase 2 study completed in 161 patients:

In a prospectively defined population of patients under age 25, resolution of high grade dysplasia observed in 70% vs. 23% of placebo patients

Phase 3 pivotal program now underway

Target gynecologist audience overlaps with Aloxi PONV sales call

Irofulven

A Novel, Broadly Active Cytotoxic

New chemotherapeutic class with a novel mechanism of action Monotherapy activity in prostate, liver, ovarian and pancreatic cancers Combination activity in prostate, colorectal and thyroid cancers Strong patent position and exclusive worldwide rights Multi-arm, randomized taxane refractory, HRPC combination trial underway

2005 Financial Guidance

Provided July 21, 2005

Excluding any impact of the GLFD transaction:

Total revenues of $285 million

Aloxi sales of $260 million

Other product sales, promotion and licensing revenue of $25 million

COGS of $97 million SG&A of $80 million Net R&D of $46 million

Operating income of $62 million

Impact of the GLFD transaction on pre-tax income:

2006: ($35 M) 2007: ($25 M)

Balance Sheet

(In Thousands)

June 30, 2005 ACTUAL

Cash and Unrestricted Marketable Investments1 $218,845

Total Assets $439,519

Long-term Debt $260,172

Total Shareholders’ Equity $138,090

Shares Outstanding2 75,703

1. Excludes equity investments

2. Excludes approx. 8 million shares that could issue upon conversion of our debt

Goals for 2005

Revenue:

Achieve U.S. sales of Aloxi injection of $260 million

Achieve other product sales, promotion and licensing revenue of $25 million

Product candidates:

Complete pre-launch activities for Dacogen injection for MDS and obtain regulatory approvals Advance the Dacogen injection development program for AML

Complete the NDA submission for Saforis oral suspension targeted for the end of Q305 Advance the phase 3 programs for Aloxi injection in PONV and for the oral Aloxi formulation Advance the ZYC101a pivotal program Complete irofulven phase 2 HRPC trial Advance ZYC300 clinical program

Other corporate goals:

Establish commercialization paths outside of North America

Close the Guilford transaction in Q405

Building a Leading Oncology and Acute Care Focused Biopharmaceutical Company

Banc of America July 29, 2005